

May 27, 2022

Hugh Gallagher
Chief Financial Officer
Marathon Digital Holdings, Inc.
1180 North Town Center Drive, Suite 100
Las Vegas, NV 89144

  Re: Marathon Digital Holdings, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2021
    Form 10-Q for the Quarterly Period Ended March 31, 2022
    File No. 001-36555

Dear Mr. Gallagher:

  We have reviewed your April 22, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 8, 2022 letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Consolidated Statements of Operations, page F-5

1. Please explain the basis for classifying the realized gain on the sale of digital currencies outside of loss from operations within other income/expenses. Cite the authoritative accounting literature that supports your accounting.

Notes to Consolidated Financial Statements
Note 1 - Organization and Description of Business, page F-8

2. We note that you loaned bitcoin to NYDIG under the Master Securities Loan Agreements and the balance is classified as digital currencies, restricted on the balance sheet. Please describe the material rights and obligations of both parties to the borrowings. Explain how you are accounting for the borrowed bitcoin and the collateral. In addition, please

provide the basis for your classification of the interest received on the bitcoin loans in your statement of cash flow. Cite the authoritative accounting literature that supports your accounting.

3. We note that, on December 21, 2021 and December 30, 2021, you entered into two separate Simple Agreement for Future Equity ("SAFE") agreements. Please describe the material rights and obligations of these agreements. Also provide us with your comprehensive analysis to support your accounting for these agreements with reference to the authoritative literature applied. Ensure that your response includes, but is not limited to, an analysis of why you reference the guidance in ASC 323, what consideration was given to the application of ASC 815, and how you assess impairment.

Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Digital Currencies, page F-13

4. We note your response to prior comment 11. Further explain how your policy of testing for impairment on a nightly basis complies with ASC 350. In this regard, consistent with ASC 350-30-35-19, you indicate that impairment exists when fair value is below carrying value, and ASC 350-30-35-18 indicates intangible assets should be tested for impairment at any time events or changes in circumstances indicate that it is more likely than not that the asset is impaired.

5. We note your disposition of digital currencies of $80,000. Tell us how this is reflected on the statement of cash flows. Provide an accounting analysis that supports your presentation, and explain the basis for any differences in the presentation from prior periods. Also, please tell us whether you lend your cryptocurrency or otherwise purchase forward contracts related to cryptocurrency. Tell us and disclose your accounting policy for such transactions, and cite the supportive accounting literature.

Investment Fund, page F-15

6. You indicate in response to prior comment 13 that your capital contribution to the investment fund was made in cash. Please reconcile this to your disclosures on page F-11 indicating that you purchased BTC through an investment fund and on page 48 that the bitcoin was purchased and placed into the investment fund. In addition, please explain the disclosures throughout your filing indicating that you hold bitcoin in an investment fund, expect to purchase additional bitcoin held by the investment fund, and may sell this bitcoin in future periods to generate cash. Also address your press release on January 25, 2021 stating that you purchased $150 million in bitcoin. In this regard, you have represented that you own 100% of a limited partnership interest in an investment fund and that entity invests in and holds bitcoin.

7. We note your response to prior comment 13. Please provide us with your proposed revised accounting policy for your investment in the investment fund. That is, as

previously requested, please address how you are accounting for your limited partnership interest in NYDIG Digital Assets Fund III, LP.

8. You refer to ASC 810-10-25-38A through 25-38J in response to prior comment 13. Please further describe to us the design and purpose of NYDIG Digital Assets Fund III, LP ("DAF III"). Include in your response: (1) the basis for why you would fund 100% of the capital of DAF III, yet not retain any control over how that capital is deployed; (2) why the General Partner does not receive any economics in performance of its duties; (3) whether DAF III is designed to take on other investors; and (4) whether DAF III is designed to hold investments other than bitcoin.

9. Refer to your response to prior comment 13. Please identify for us the General Partner and Investment Manager and describe to us any related party relationships. In addition, provide us with your analysis of de facto agents pursuant to ASC 810-10-25-43. Further, and where applicable, explain what consideration was given to the remaining guidance in ASC 810-10-25-42 through 25-44B.

10. In order to help us further evaluate your response to prior comment 13, please clarify which entity is the limited partner of the Fund and whether the limited partner is a consolidated subsidiary of the Company for all periods; clarify to whom the Other Considerations #5 in your response refers and how its expectation "to purchase additional bitcoin held by the investment fund in future periods" is consistent with your accounting conclusion; and identify the various parties invested in or involved with the Fund and their relationships as well as the source of the Fund's bitcoin.

11. We note your response to prior comment 13 and continue to evaluate your analysis. Please provide us with a copy of the DAF III partnership agreement, the agreement with the Investment Manager, and any other pertinent agreements concerning the governance of DAF III.

Revenue Recognition, page F-15

12. You indicate in response to prior comment 14 and in your disclosure on page 16 of your Form 10-Q for the quarterly period ended March 31, 2022 that you recognize revenue based on the closing price of BTC on the day of constructive receipt of the mining reward. We note that constructive receipt of the mining reward can be at least two days from contract inception. As previously requested, please tell us how you comply with ASC 606-10-32-21 to 32-24. That is, please provide us with your analysis of how you comply with the requirement to recognize the estimated fair value of the non-cash consideration at contract inception. In addition, please clarify the statement in your disclosure, "The value of the BTC rewards, utilizing the prevailing market prices at constructive receipt, is not materially different than the value recognized." That is, how is there a difference in the value recognized if revenue is recognized based on the closing price of BTC on the day of constructive receipt.

13. We note your responses to prior comments 15 and 16 and disclosure on page 16 of your Form 10-Q for the quarterly period ended March 31, 2022. Please distinguish between how you recognized revenue as a pool participant and how revenue is recognized as the pool operator. We may have further comment. Also address the following:

- As the pool operator, explain how account for the block reward earned and how you present the allocation of the block reward to the 3rd party miners. Provide us with your comprehensive principal versus agent accounting analysis. Refer to ASC 606-10-55-36 through 55-40; and

- You indicate that "mining revenues are recorded net of any pool fee, not gross, with an offsetting cost of revenue." Please clarify this statement and differentiate your accounting for any pool fees earned as the pool operator with third party miners, as the pool operator and participant in your own pool, and when you participated in third party pools. Explain the nature of the amounts that are included in the offsetting cost of revenue. Tell us what consideration was given to whether the pool fee you retain relates to activities you must undertake to fulfill your contract as the pool operator. Also tell us whether the BTC rewarded among pool participants, net of the pool fee, represents the transaction price; and

- Provide us with your proposed revised revenue recognition policy disclosure in response to our comments.

Note 5 - Debt, Commitments and Contingencies
Revolving Credit Line, page F-27

14. We note the terms of the collateral for your revolving line of credit. Please provide us with your analysis of the accounting for any bitcoin stored in a custody account for the benefit of the Bank pledged as collateral. Cite the authoritative accounting literature relied upon.

Form 10-Q for the Quarterly Period Ended March 31, 2022

Consolidated Condensed Statement of Operations, page 4

15. Please clarify that the line item of total other (expenses) income excludes interest expense.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Recent Developments, page 15

16. We note from your disclosure here and in response to prior comment 8 that, on March 31, 2022, you negotiated to terminate the three agreements associated with the Hardin, Montana facility effective in the third quarter of 2022. Please tell us what consideration was given to the impairment of the assets related to the build-out of the Hardin Station.

Non-GAAP Financial Measures, page 17

17. We note your revised presentation of non-GAAP measures in response to prior comments 3 and 4. Please address the following:

- Revise to remove the adjustment for changes in the fair market value of your investment fund from your computation of non-GAAP measures. In this regard, we note your explanation that the adjustment is due to the fundamentally different accounting for your self-mined bitcoin and because the amount can vary significantly from period-to-period. Refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

- Revise to remove the adjustment for impairment of digital currencies from your computation of adjusted EBITDA. As previously noted in prior comment 3, we believe that adjusting for impairment of mined cryptocurrency does not provide useful information to investors in light of your strategy to hold bitcoin as a long term investment and sell bitcoin in future periods as needed to generate cash for treasury management and other general corporate purposes, in addition to the recurring nature of this charge.

- As previously requested in prior comment 4, explain the nature of the non-GAAP adjustment to adjusted EBITDA for amortization of prepaid service contracts. Explain why you believe that adjusting for this item is useful information to investors as it appears to represent a normal, recurring, operating expense. Refer to Item 10(e)(1)(i)(C) of Regulation S-K and Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

- Revise to present the most directly comparable GAAP financial measures to basic and diluted adjusted net income per share. Refer to Item 10(e)(1)(i)(A) and (ii)(E) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretation of Non-GAAP Financial Measures.

Liquidity and Capital Resources, page 21

18. We note your disclosure here as well as the proposed prospective disclosure in response to prior comment 7. Further revise to provide quantitative and qualitative analysis of the underlying reasons for the material changes in net cash used by operating activities, as previously requested.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology